UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005.

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                              --------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
                            -------------------------
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                               -------------------
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F  X               Form 40-F
              -----                      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                        No  X
        -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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INDEX
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Item
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1.   Closing of Private Placement Offering by the Company to certain U.S.
     accredited investors


Item 1. Closing of Private Placement Offering by the Company to certain U.S. accredited investors
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On January 15, 2005, Sinovac Biotech Ltd. ("Sinovac") closed a private placement offering with certain U.S. accredited investors (as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933) whereby Sinovac has sold 70,000 units (each a "Unit") at a price of $3.00 per Unit for total proceeds of $210,000. Each Unit consists of one share of common stock of Sinovac and one common stock purchase warrant (each a "Warrant") to purchase an additional share of common stock of Sinovac at a price of US$3.35 per share for the first twelve (12) months, and if still available after twelve (12) months, at a price of US$4.00 per share until October 15, 2006. The Warrants are subject to a call provision in favor of the Company, which may reduce the expiry date of the Warrants.

The exemption from registration relied upon by Sinovac for the sale of unregistered securities to the certain U.S. accredited investors was Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated there under.

In relation to the private placement subscription agreements entered into with the certain U.S. accredited investors, Sinovac will be paying a cash finder's fee to Michael Flanigan of 2350 Racket Club, Hiltonhead Island, South Carolina 29928 and Technique Capital Corp. of #4 Temple Building, Prince William & Main St., Charlestown, Nevis, West Indies. In addition, Sinovac will be paying a certain finder's fees of $1,710 in cash and a warrant for 570 shares to Gemstone Securities LLC. Furthermore, Sinovac will be paying a success fee of $4,200 in cash and a warrant for 1,400 shares to Credit Suisse Advisory Partners AG. The warrants to be issued to Gemstone Securities LLC and Credit Suisse Advisory Partners AG will be exercisable at $3.35 per share for the first twelve (12) months from the date of issuance, and thereafter, at a price of $4.00 per share until October 15, 2006. The warrants are subject to a call provision in favor of Sinovac, which may reduce the expiry date of the warrants.



                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           SINOVAC BIOTECH LTD.

Date:  January 19, 2005                    By:      /s/ Weidong Yin
                                               -------------------------------
                                               Weidong Yin, President, CEO and
                                               a Director